Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

June 13, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 140

Nuveen Core Real Estate Securities Portfolio, 2Q 2016

File Nos. 333-210853 and 811-08103

Dear Ms. White:

This letter is in response to your comment letter dated May 18, 2016 regarding the registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 139, filed on April 21, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen Core Real Estate Securities Portfolio, 2Q 2016 (the “Trust”).

Prospectus

Selection of Portfolio Securities (pp. 3-4)

1. The first sentence states that “Nuveen Asset Management selects a portfolio of core real estate companies.” Consider whether this should refer instead to real estate securities.

Response: The disclosure has been revised as requested.

2. Disclose, if true, that when you seek to “identify companies with the greatest potential for outperformance,” you mean “outperformance” of the Benchmark.

Response: The disclosure has been revised to clarify the disclosure.

3. Please provide examples of what you mean by “catalysts” in the third bullet point on page 4.

Response: The disclosure has been revised as requested.

Principal Risks (p. 5)

4. Although the heading of the section is Principal Risks, the preamble states that the Trust might not perform as well as expected “for reasons such as the following.” Please revise the preamble so that it is clear that the section describes all principal risks of investing in the Trust.

Response: The disclosure has been revised as requested.

5. Please include a risk factor disclosing that the Trust may make distributions that represent a return of capital for tax purposes and the consequences of such distributions (discussed on page B-25).

Response: The disclosure has been revised as requested.

6. Please include a risk factor addressing the fund’s investments in foreign and emerging market issuers.

Response: The disclosure has been revised as requested.

Fee Table (pp. 8-9)

7. Please bold the statement in footnote (6) that “In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected.”

Response: The disclosure has been revised as requested.

Example (p. 10)

8. Please define “Standard Account” and “Fee Based Account” before or concurrently with using the terms.

Response: The disclosure has been revised to reference the definition that is given later in the prospectus.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren